UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: Notice of Upcoming Q1 2025 Earnings Release and Presentation on 21 May 2025

Copenhagen, 12 May 2025 -- Cadeler A/S (NYSE: CDLR / OSE: CADLR) plans to publish its Q1 earnings release, disclosing financial results for the first quarter of 2025, at approximately 08:00 CET on 21 May 2025. The Q1 earnings release will be available on Cadeler’s website at: https://ir.cadeler.com/

Cadeler will host a live video webcast presentation for the investment community on the same day. Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will present live from Oslo at 08:00 EST / 13:00 UK / 14:00 CET. The earnings presentation is open to all interested parties and may include forward-looking information. Publishing research analysts will be provided an opportunity to ask company management live questions on the call.

Please find the link for the webcast here: https://cadeler-q1-2025-earnings-presentation.open-exchange.net/. Please register your planned attendance in advance.

An archived replay of the webcast will be available through the same link following the presentation, and for at least three months thereafter. The presenter’s slides will be posted to Cadeler’s website.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer